vnu

02060565

ADR-file 82-2876

# Press release

Date November 26, 2002

SUPPL

**APPOINTMENT VNU CORPORATE STAFF**

Haarlem, The Netherlands - Mr. **Koen van Zijl** joined the Corporate Communications department on November 18, 2002. As Deputy Director of this department, he will have worldwide responsiblity for VNU's media relations as of February 1, 2003. In this position he will report to Rob de Meel, Director Corporate Communications / Investor Relations.

He will succeed Maarten Schikker, who will stand back for health reasons. Maarten Schikker will continue to work as Manager Public Affairs in the department.

Previously, Koen van Zijl worked as Director Public Relations & Public Affairs at KPNQwest and as a PR and PA Consultant at Hill & Knowlton Nederland.

**VNU**

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4 billion.

| | | |
|---|---|---|
| Press contacts | Maarten Schikker | - telephone +31 (0)23 546 36 00 |
| Investor Relations | Rob de Meel | - telephone +31 (0)23 546 36 00 |